Exhibit 4.24

This Agreement entered into on this 7Ul day of July, 2003 (the "Effective Date")

between

InNexus Biotechnology Inc.

a company duly incorporated under the laws of the Province of British Columbia and having an office at 1400 ~ 400 Burrard Street, Vancouver, BC V6C 3G2

(the "Corporation")

-and-

Beloud Management Consultants Ltd,,  a  company duly incorporated under the laws of the Province of British Columbia and having an office at 1399 Brentwood Road, Kelowna, British Columbia, VIZ 1K8

("BMC")

1.        The Corporation has enlisted the services of BMC which is solely owned by Mr. Lome Beloud, a Chartered Accountant with an office in Kelowna, BC,

2.        BMC shall provide market-making activities to the Corporation as defined by and in accordance with Policy 3.4 - Investor Relations, Promotional and Market Making Activities. The rules of the TSX Venture Exchange define market-making activities in part as, "Proper market-making activity corrects temporary imbalances in the supply of and demand for an Issuer'8 securities. The market should be allowed to rise and fall naturally, with the market-making activity operating primarily to smooth out these imbalances and facilitate an orderly market. Although a Person involved in market-making is not expected to ignore his or her economic self-interest or be precluded from also holding securities for investment purposes, he or she should normally be selling into a rising market and buying into a falling market. If the price stabilizes and there are sufficient buyers and sellers on both sides of the market, market-making activities should generally not occur at a level which materially affects the market".

3.       Mr. Lome Beloud shall execute and file, as per TSX regulations, a Personal Information Form ("PIF").

4.        The Corporation shall issue a press release forthwith, making full disclosure of the contents of this agreement.

5.        The Corporation shall execute and submit forthwith, for TSX approval, Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market-Making Activities.

6.        This agreement shall be valid for a period of ten months commencing from the Effective Date of this Agreement.

1.

2.

The Company will pay to BMC a fee in the amount of $30,000.00 plus GST, payable within three days of the Effective Date of this Agreement. BMC will be responsible for the payment of any taxes or remittances that may be payable in respect of the fee.

3.

The relationship between the Corporation and BMC is strictly on an arms length basis. BMC is not an employee of the Corporation nor will BMC hold itself out as being an employee of the Corporation. BMC shall be responsible for the payment of any taxes or remittances that may be payable on the agreed fee.

InNexus Biotechnology Inc.

Beloud Management Consultants Ltd.

  /s/ Stuart Rogers

 /s/ Lorne Beloud

per:

per: